MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, July 15, 2024
Mrs.
Solange Bernstein Jáuregui
President
Comisión para el Mercado Financiero
Av. Libertador Bernardo O'Higgins 1449
Santiago

Ref.: Communicates MATERIAL FACT
Dear Mrs. President:

Pursuant to the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and to the provisions of General Rule No. 30, duly authorized by the Board of Directors at a meeting held on this same date, I hereby inform the Financial Market Commission (the "Commission"), as a MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM" or the "Company”), the following:

1On March 29, 2016, the Company entered into a revolving credit facility agreement with several banks, which was subsequently amended and restated on November 3, 2022 by private instrument in the English language and subject to the laws of the State of New York, United States of America, named "Amended and Restated Credit and Guaranty Agreement", whereby the Company was granted a revolving credit facility in the principal amount of US$600 million (the "Revolving Credit Facility I"). The Revolving Credit Facility I was initially secured by a combination of aircrafts, engines and other spare parts owned by LATAM and TAM Linhas Aéreas S.A.

Today, the Company, acting through its branch domiciled in the State of Florida, United States of America, has entered into an amendment to the Revolving Credit Facility I (the "Revolving Credit Facility I Amendment"). This Revolving Credit Facility I Amendment is intended to, among other things: (i) extend the scheduled maturity date of the Revolving Credit Facility I to July 2029 (original maturity November 2025) , with an option to extend it until July 2030; (ii) increase the amount of the Revolving Credit Facility I from US$600 million to an aggregate amount of US$800 million; (iii) eliminate references to the reorganization proceeding to which the Company and several of its subsidiaries were subject under the rules of Chapter 11 of Title 11 of the United States Code (the "Chapter 11 Proceeding"); and (iv) include additional lenders to the Revolving Credit Facility I, so that after the Revolving Credit Facility I Amendment, the lenders thereto will be the ones listed paragraph 3 below.

Finally, it should be noted that the Company will secure such Revolving Credit Facility I Amendment with different assets comprised of a combination of aircrafts, engines and several spare parts owned by the Company and TAM Linhas Aéreas S.A., and will have the option to modify or replace such security interests, with the consent of the majority of the banks participating in the Revolving Credit Facility Amendment I. In addition, TAM Linhas Aéreas S.A. will act as guarantor of the Company's obligations under the Revolving Credit Facility I Amendment.

2As informed by a material fact dated October 11, 2022, in the context of the financing granted to the Company to emerge from the Chapter 11 Proceeding, the Company, acting through its branch domiciled in the State of Florida, United States of America, entered into on October 12, 2022, a US$500 million revolving credit facility through a private instrument in the English language and subject to the laws of the State of New York, United States of America, named “Super-Priority Debtor-In-Possession and Exit Revolving Loan Agreement” with several banks and financial institutions as lenders, JPMorgan Chase Bank as administrative agent for such lenders and Wilmington Trust, National Association as collateral trustee agent for the secured parties (the "Revolving Credit Facility II", and together with the Revolving Credit Facility I, the "Revolving Credit Facilities").

Today, the Company, acting through its branch domiciled in the State of Florida, United States of America, has entered into the amendment to the Revolving Credit Facility II (the "Revolving Credit Facility II Amendment", and together with the Revolving Credit Facility I Amendment, the "Revolving Credit Facility Amendments"), to the effect of, among other things: (i) extending the scheduled maturity date of the Revolving Credit Facility II from November 2026 to July 15, 2029; provided, however, that the Revolving Credit Facility II may be payable in advance 180 days prior to the maturity date of any of the financing agreements that share collateral with the Revolving Credit Facility II if by then such financing agreements have not been paid or extended; (ii) increasing the amount of the Revolving Credit Facility II from US$500 million to US$750 million; (iii) deleting references to the Chapter 11 Proceeding; (iv) including additional lenders to the Revolving Credit Facility II, such that following the Revolving Credit Facility II Amendment, the lenders thereto will be the ones identified in paragraph 3 below; and (v) modifying certain commercial terms of the Revolving Credit Facility II relating to interest rates and fees, including the following:

a.Interest Rates: Starting November 2026, (i) the margin applicable to each interest rate will be reduced by 1.00% (from 3.00% to 2.00% for the ABR interest rate and from 4% to 3% for the Term SOFR Rate and Daily Simple SOFR Rate); (ii) a utilization fee will be introduced in addition to the applicable margin applicable to each interest rate, which varies between 0.10% and 0.50% depending on the amount disbursed; and (iii) adjustments to the Term SOFR Rate and Daily Simple SOFR will be eliminated.

b.Commitment fee: Starting November 2026, the commitment fee will be increased from 0.625% to 1.00%.

Finally, as a result of the Revolving Credit Facility II Amendment, it will be necessary to modify the collateral documents granted both in Chile and abroad, which secure the Revolving Credit Facility II, so that the security interests thereunder are extended to this amendment.

3Following the Revolving Credit Facility Amendments, the lenders under the Revolving Credit Facilities are JPMorganChase Bank, N.A.; Goldman Sachs Lending Partners LLC; Citibank, N.A.; Barclays Bank PLC; Banco Santander, S.A.; Deutsche Bank Securities Inc, New York Branch; BNP Paribas; MUFG Bank, LTD and Natixis, New York Branch.

4As a result of the Revolving Credit Facility Amendments, the Company will have as of the date hereof, a total of US$1,550 million of Revolving Credit Facilities with a scheduled maturity date in 2029.

As of the date hereof, the Company has not drawn on the Revolving Credit Facilities and therefore they are fully available.

Sincerely yours,

Ramiro Alfonsín B.
Chief Financial Officer
LATAM Airlines Group S.A.